Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands.)

	Years Ended December 31,
	2013(3)	2012	2011	2010	2009
Computation of ratio of net income to fixed charges
Fixed charges(1)	$204,366	$197,064	$144,662	$95,923	$96,267

Fixed charges (1)	204,366	197,064	144,662	95,923	96,267
Net income	(134,136)	349,245	284,373	169,500	174,400
	70,230	546,309	429,035	265,423	270,667

Ratio of earnings to fixed charges	0.34	2.77	2.97	2.77	2.81

Computation of ratio of net income to combined fixed charges and preferred stock dividends:
Fixed charges (1)	$204,366	$197,064	$144,662	$95,923	$96,267
Preferred stock dividends (2)	21,922	7,551	-	-	-
Combined fixed charges and preferred stock dividends	226,288	204,615	144,662	95,923	96,267

Combined fixed charges and preferred stock dividends	226,288	204,615	144,662	95,923	96,267
Net income	(134,136)	349,245	284,373	169,500	174,400
	92,152	553,860	429,035	265,423	270,667

Ratio of earnings to combined fixed charges and preferred stock dividends	0.41	2.71	2.97	2.77	2.81

(1) Fixed charges consist of interest expense on all indebtedness, including interest rate swaps.
(2) No preferred stock was outstanding during 2011, 2010 or 2009.
(3) Earnings for the year ended December 31, 2013 were inadequate to cover fixed charges and preferred stock dividends by $134,136.